EXHIBIT 2.1

STRICTLY PRIVATE AND CONFIDENTIAL

ASSET PURCHASE AGREEMENT

August 17, 2011

AVG TECHNOLOGIES CY LIMITED,

AND

TUNEUP SOFTWARE GMBH

AND

AVG TECHNOLOGIES, N.V.

AS

GUARANTOR

relating to the sale and purchase

of certain assets of TuneUp Software GmbH

TABLE OF CONTENTS:

SCHEDULES:

Schedule 1	Description of Software

Schedule 2	[intentionally left blank]

Schedule 3	[intentionally left blank]

Schedule 4	Closing Deliverables

Schedule 5	Software Transfer Procedure

Schedule 6	Hand-over protocol relating to the hand-over of the Software

This Asset Purchase Agreement (this “Agreement”) is entered into as of August 17, 2011 by and between:

(1)	AVG TECHNOLOGIES CY LIMITED, a limited liability company organized under the laws of Cyprus, having its corporate seat at Nicosia, Cyprus and its office address at Claud Debussylaan 46, 1082 MD Amsterdam, The Netherlands (the “Purchaser”);

(2)	TuneUp Software GmbH, having its corporate seat at Darmstadt and its principal place of business at Rheinstrasse 97, 64295 Darmstadt, Federal Republic of Germany (the “Seller”); and

(3)	AVG Technologies, N.V., having its registered office at Claude Debussylaan 46, 1082 MD Amsterdam, The Netherlands (“Purchaser Parent”)

(Purchaser and Seller each a “Party”, and together the “Parties”)

RECITALS

WHEREAS, Seller has created certain software specified in Paragraph 1.1.21 and Schedule 1 (the “Software”); and

WHEREAS, subject to the terms and conditions of this Agreement Seller desires to sell, convey, transfer, assign and deliver to Purchaser and Purchaser desires to purchase and acquire from Seller, the right, title and interest in the Software;

WHEREAS, the Purchaser intends to enter, on or around the date of this Agreement, into a Share Purchase Agreement relating to the purchase of 100% shares in the Seller (the “SPA”);

WHEREAS, the transactions contemplated by this Agreement and by the SPA are inter-related as specified herein and therein;

NOW, THEREFORE, the Parties, intending to be legally bound, hereby agree as follows:

AGREEMENT

Article 1

Definitions and Interpretation

1.1	The following capitalized terms shall have the meaning set forth below:

1.1.1	Affiliate means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control” (including “controlled by” and “under common control with”) means, with respect to the relationship between or among two or more Persons, the possession, directly or indirectly, or as trustee, personal representative, or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting rights, as trustee, personal representative, or executor, by contract or otherwise, including, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person;

1.1.2	Agreed Form means, in relation to any document, the form of that document which has been initialled for the purpose of identification by the Parties;

1.1.3	Business means the business conducted by the Seller prior to Closing, consisting in the design, development, marketing, licensing, distributing and operation of the Software;

1.1.4	Business Day means a day (other than Saturday or Sunday) on which banks are generally open in Frankfurt am Main, Germany for normal business;

1.1.5	Closing has the meaning ascribed to it in Paragraph 5.1;

1.1.6	Closing Date means the date and time on of the Closing;

1.1.7	Copyrights means all copyrights, including in and to works of authorship and all other rights corresponding thereto throughout the world, whether published or unpublished, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof;

1.1.8	Intellectual Property means all Patents (including, without limitation, all registered Patent applications, Patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, re-examinations and extensions thereof), design rights, Trademarks, trade names and service marks (whether or not registered), trade dress, logos, Internet domain names, copyrights (whether or not registered) and any renewal rights therefore, sui generis database rights, statistical models, technology, inventions, supplier lists, Trade Secrets, Copyrights, know-how, computer software programs or applications in both source and object code form, databases, technical documentation of such software programs in any language, registrations and applications for any of the foregoing and all other tangible or intangible proprietary information or materials;

1.1.9	Intellectual Property Rights means any or all rights in and to intellectual property and intangible industrial property rights corresponding or equivalent to any of the foregoing anywhere in the world;

1.1.10	[intentionally left blank];

1.1.11	Liens mean liens, rights or options of any third party to acquire assets, security interests, mortgages, encumbrances and restrictions of any kind;

1.1.12	Open Source Materials means open source, copy left or community source code included in the Company Software;

1.1.13	Patents mean all patents and utility models and applications thereof and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures related primarily to the Software;

1.1.14	Person means an individual, a partnership, a limited partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a public body;

1.1.15	Proprietary Rights mean any and all proprietary rights to the Software;

1.1.16	Purchase Price has the meaning ascribed to it in Paragraph 3.1;

1.1.17	Purchaser shall mean AVG Technologies CY Limited, having its registered office at [•];

1.1.18	Purchaser Parent has the meaning ascribed to it in the Preamble.

1.1.19	Seller shall mean TuneUp Software GmbH, having its registered office at Rheinstrasse 97, 64295 Darmstadt, Federal Republic of Germany;

1.1.20	Seller Intellectual Property means all Intellectual Property Rights related to the Software and held by Seller, whether owned or controlled, licensed, owned or controlled by or for, licensed to, or otherwise held by or for the benefit of Seller;

1.1.21	Software means the software set forth in Schedule 1, including, without limitation, the source code and object code for such software, all updates, upgrades and modifications to the Software developed during the Interim Period, all databases used in connection with the software, and all technical and descriptive materials relating to the acquisition, design, development, use or maintenance of computer code and program documentation and materials in any and all languages, and all related Seller Intellectual Property;

1.1.22	SPA has the meaning ascribed to it in the Preamble;

1.1.23	Trade Secrets means all trade secrets under applicable law and other rights in know-how and confidential or proprietary information, processing, manufacturing or marketing information, including new developments, inventions, processes, ideas or other proprietary information that provide Seller with advantages over competitors who do not know or use it and documentation thereof (including related papers, blueprints, drawings, formulae, diaries, notebooks, specifications, designs, methods of manufacture, data processing software, compilations of information) and all claims and rights related thereto;

1.1.24	Trademarks means any and all trademarks, service marks, logos, trade names, corporate names, Internet domain names and addresses and general-use e-mail addresses, and all goodwill associated therewith throughout the world;

1.2	In this Agreement, unless the contrary intention appears, a reference to an Article, Paragraph, or Schedule is a reference to an article, paragraph or schedule to this Agreement. The Schedules form part of this Agreement.

1.3	The headings in this Agreement do not affect its interpretation.

Article 2

Transfer of Software

2.1	Except as otherwise provided below and subject to the terms and conditions of this Agreement, at Closing, Seller shall sell, convey, transfer, assign and deliver to Purchaser, and Purchaser shall purchase, accept and acquire free and clear of all Liens all of Seller’s right, title and interest in, to and under, the Software and the right to exercise the Proprietary Rights to the Software, to be held and enjoyed by Purchaser and its successors and assigns.

2.2	Without prejudice to the foregoing and any other provision of this Agreement, at Closing, Seller transfers and assigns to Purchaser all worldwide exploitation rights to the Software, in particular the copyrights and the rights of use under applicable copyright law without temporal or geographic limitation, including but not limited to the following Proprietary Rights:

(i)	to copy, distribute, publish and make available the Software using all exploitation methods, including but not limited to the storage media CD-ROM and DVD, on paper or any other data carrier;

(ii)	to publish and distribute the Software under any name;

(iii)	to adapt the Software, to create derivative works thereof, to translate the Software, and to publish, distribute or make otherwise available these adaptations, derivative works and/or translations of the Software, and to decompile the Software;

(iv)	to transmit, to exhibit, to broadcast and to make the Software available in any other way, including but not limited to any interactive way, online, offline, in any form of network and on the Internet;

(v)	to combine the Software with other software or any other works and to include or feed the Software into data bases or websites;

(vi)	to rent and to lease the Software and to make it otherwise available permanently or temporarily to any third parties;

(vii)	to the undisturbed use of the Software and in particular to exercise for the relevant author the right of dissemination, the right of recognition of authorship, the right to decide whether the Software or any adaptations or derivatives should bear the author’s designation, the right to prevent distortions of the Software;

(viii)	to access copies of the Software and to exercise any revocation rights in the Software; and

(ix)	to grant sub-licenses to any right to the Software.

2.3	Notwithstanding any other provision of this Agreement, Seller shall procure that Purchaser is entitled to the undisturbed use of the Software and that Purchaser is, in particular and without limitation hereto, entitled to exercise for the relevant author the right of dissemination, the right of recognition of authorship, the right to decide whether the work should bear the author’s designation, the right to prevent distortions of the work, the right of access to copies of the work and the revocation rights in the Software. If in the context of the undisturbed use of these rights by Purchaser a dispute arises between an author and Purchaser, Seller shall procure that the relevant author will exercise its moral rights as directed by Purchaser.

2.4	The Parties are in agreement that, except for the Software, no other assets of Seller shall be sold and transferred to Purchaser. Neither Purchaser nor any of its Affiliates are assuming, and none of them shall be required to pay, perform or discharge, any liabilities pertaining to the Software. The Parties are further in agreement that no employees of Seller or any of its Affiliates shall transfer to Purchaser.

Article 3

Purchase Price

3.1	As consideration for the sale, conveyance, transfer, assignment and delivery to Purchaser of the Software and the right to exercise the Proprietary Rights to the Software, Purchaser shall pay to Seller, an amount of EUR 5,000,000 (in words: Euro five million) (the “Purchase Price”).

3.2	Purchaser shall pay the Purchase Price to Seller at Closing by wire transfer of immediately available funds to bank account No. 114499, IBAN DE75508624080000114499 held with Vereinigte Volksbank Griesheim-Weiterstadt .

3.3	Seller confirms that the Purchase Price shall be the sole, full, complete and final consideration which Seller is entitled to in connection with the transactions contemplated by this Agreement and Seller shall not be entitled to any additional consideration or payment in connection with the transactions contemplated hereby.

3.4	The Parties assume that the sale will be outside the scope of German Value Added Tax and that the reverse charge mechanism applies, i.e. the Purchase Price is a net amount and the sale is subject to VAT, but the Purchaser, as the acquirer, owes the VAT to the competent tax authorities under the relevant VAT provisions of the Republic of Cyprus, the Netherlands and Germany. The Seller undertakes to issue a corresponding invoice according to sec. 14, 14a para. 5 of the German VAT Act, however without indication of VAT and not before the Closing Date. The Parties understand that this Agreement does not meet the requirements of an invoice pursuant to sec. 14 of the German VAT Act.

Article 4

Conditions Precedent to Obligations of Purchaser and Seller at Closing

4.1	The obligations of Purchaser to consummate the Closing shall be subject to the fulfilment prior to or at Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Purchaser:

4.1.1	Seller shall have made all deliveries to Purchaser set forth in Schedule 4; and

4.1.2	The parties to the SPA shall have made or shall stand willing to make all deliveries set forth in the SPA.

4.2	The obligations of Seller to consummate the Closing shall be subject to the fulfilment prior to or at Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Seller:

4.2.1	The receipt of the Purchase Price;

4.2.2	The parties to the SPA shall have made or shall stand willing to make all deliveries set forth in the SPA; and

4.2.3	Purchaser shall have made all the deliveries to Seller set forth in Schedule 4.

Article 5

Closing

5.1	Subject to the satisfaction or waiver of all of the conditions precedent to Closing set out in Article 4, the consummation of the sale, conveyance, transfer, assignment, delivery, purchase, acceptance and acquisition of the Software in accordance with this Agreement (“Closing”) shall take place at the offices of Baker & McKenzie, Bethmannstrasse 50, 60311, Frankfurt am Main, Germany, no later than five (5) Business Days after the date on which the conditions set forth in Paragraphs 4.1 and 4.2 have been satisfied or waived or on such other date or place as Purchaser and Seller may determine (“Closing Date”).

5.2	Seller and Purchaser hereby agree to deliver at Closing such documents, certificates of officers and other instruments as are set forth in Schedule 4 and any additional documents, certificates of officers and other instruments as may reasonably be required to certify the satisfaction or waiver of all of the conditions precedent to Closing set out in Article 4 or to effect the sale, conveyance, transfer, assignment and delivery by Seller of the Software pursuant to and as contemplated by this Agreement and to consummate the acquisition.

5.3	All events which shall occur at Closing shall be deemed to occur simultaneously.

5.4	The risk of damage to the Software passes to the Purchaser at Closing.

Article 6

Exclusion of Sellers’ Liability

The Parties expressly acknowledge and agree that the liability regime as well as any dispute resolution mechanism relating to the transaction contemplated hereunder shall conclusively be the subject matter of the SPA. Consequently. to the extent permitted by Law, any remedies and claims by the Purchaser based on or in connection with the transactions contemplated hereunder are hereby waived by Purchaser and excluded. Any claims based on statutory principles of breach of contract, in particular under Section 280 BGB (formerly known as “culpa in contrahendo” or “positive Vertragsverletzung”), “kaufrechtliche Gewährleistungsansprüche”, including, but not limited to, subsequent performance (Nacherfüllung) and unwinding (Rückabwicklung), or contestation (Anfechtung) of this Agreement, except for the contestation based on fraudulent deceit (Anfechtung wegen arglistiger Täuschung), as well as any claims based on frustration of contract (Störung der Geschäftsgrundlage) are excluded, save for any remedies of the Purchaser based on fraudulent deceit (arglistige Täuschung) or intentional breach of contract (vorsätzliche Vertragsverletzung). For the avoidance of doubt: any claims for specific performance of this Agreement (Erfüllungsansprüche) shall not be affected by this Article 6.

Article 7

Purchaser’s Representations and Warranties

7.1	Purchaser represents and warrants to Seller that, as at Closing:

7.1.1	The Purchaser is a duly organized and validly existing limited liability company in good standing under the laws of the Republic of Cyprus;

7.1.2	Purchaser has the requisite power and authority to enter into and perform this Agreement;

7.1.3	The execution and delivery of this Agreement by the Purchaser does not, and the consummation of the transactions contemplated hereby will not, (i) violate any provisions of the organizational documents of the Purchaser; (ii) require the consent, approval, authorization or order of any court, regulatory body, administrative agency or other governmental body on the part of the Purchaser, or (iii) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Purchaser, except, in all cases, other than violations pursuant to clauses (i) or (iii) (with respect to federal and state securities laws) above, for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate affect the Purchaser’s ability to perform its obligations under this Agreement;

7.1.4	each of the Persons acting on behalf of Purchaser is authorized to sign this Agreement on its behalf and is authorized to effect the transactions subject to this Agreement;

7.1.5	Purchaser has obtained any and all approvals and authorizations required to effect the transactions subject to this Agreement, the authorization and execution of this Agreement, the purchase of the Purchase Assets and the performance of all of the Purchaser’s obligations hereunder, including those given by Purchaser’s shareholders, managing board, and supervisory board. This Agreement constitutes and, when signed by its duly authorized representatives, all other documents contemplated hereby will constitute, valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms; and

7.2	No consent, waiver, permit or other approval or registration, or filing or notice with any court or other governmental entity or other Person is required in connection with the Purchaser’s execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

Article 8

Notices

8.1	Any notice or other communication to be given under this Agreement shall be given in writing in English and shall be delivered in person or sent by prepaid registered post to the relevant Party at its address appearing in this Agreement:

If to Purchaser: Address: AVG Technologies CY Limited Claude Debussylaan 46 1082 MD Amsterdam The Netherlands For the attention of: Managing Director	If to Company: Address: TuneUp Software GmbH Rheinstrasse 97 64295 Darmstadt, Germany For the attention of: Managing Director

If to Purchaser’s Parent: Address: AVG Technologies, N.V. Claude Debussylaan 46 1082 MD Amsterdam The Netherlands For the attention of: Managing Director or at such other address as either Party may notify to the other Party under this Article 8.

8.2	Any notice or other formal communication shall be deemed to have been given:

8.2.1	if delivered, at the time of delivery; or

8.2.2	if posted by registered mail (registered international mail if mailed internationally), 10 days after posting; or

8.2.3	if by an overnight courier service which obtains a receipt to evidence delivery, at the time of delivery.

8.3	In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or communication was properly addressed and posted.

Article 9

Further Assurances

9.1	On or after Closing Seller shall, at the Purchaser’s cost and expense, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as Purchaser may from time to time require in order to complete the sale, conveyance, transfer, assignment and delivery by Seller of the Software, the purchase, acceptance and acquisition of the Software by Purchaser, or as otherwise may be necessary to give full effect to this Agreement.

9.2	Purchaser Parent guarantees the full payment and performance of any of Purchaser’s obligations under this Agreement, and agrees to be bound to this Agreement solely for such purpose. Purchaser Parent hereby represents to the Seller that the execution and delivery of this Agreement has been duly authorized by Purchaser Parent and this Agreement constitutes a valid and binding obligation of Purchaser Parent enforceable in accordance with its terms and does not conflict with the terms of Purchaser Parent’s organizational document or any other agreement or law applicable to Purchaser Parent.

9.3	Purchaser shall not sell, convey, transfer, assign, license or in any other way dispose of the Software or the Proprietary Rights to the Software to any Affiliates or any third parties before the SPA has been closed.

Article 10

Withdrawal

10.1	Except as provided in Paragraph 10.2 hereof, this Agreement may be withdrawn (zurücktreten) at any time prior to the Closing:

10.1.1	by written agreement of Purchaser and Seller;

10.1.2	by Purchaser or Seller if the Closing Date shall not have occurred by August 31, 2011; provided, however, that the right to withdraw from this Agreement under this Paragraph 10.1.2 shall not be available to any Party whose action or failure to act has caused or resulted in the failure of any of the transactions contemplated by this Agreement to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

10.1.3	by each of the Parties if the SPA is withdrawn for any reason.

10.2	This Agreement may be withdrawn after the Closing:

10.2.1	by each of the Parties if the closing of the transactions contemplated by the SPA has not occurred by August 31, 2011.

10.3	Subject to the foregoing, no Party shall have any right to withdraw this Agreement following Closing, save for any remedies based on wilful deceit (arglistige Täuschung) or intentional breach of contract (vorsätzliche Vertragsverletzung).

10.4	In the event of a withdrawal of this Agreement as provided in this Article 10, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, or their respective officers, directors or stockholders, if applicable; except, that each party hereto shall remain liable for any breaches of this Agreement prior to its withdrawal.

Article 11

General

11.1	Except as explicitly permitted by this Agreement none of the rights or obligations under this Agreement may be assigned or transferred without the prior written consent of the Seller and Purchaser.

11.2	Unless otherwise expressly provided in this Agreement, any rights of set off are excluded, unless the underlying claim is either undisputed or confirmed by a non-appealable (rechtskräftige) decision.

11.3	No delay or omission in exercising any right or power under this Agreement will constitute a waiver of any right or power.

11.4	Each provision of this Agreement is severable and distinct from every other provision. If any provision of this Agreement is found to be illegal, invalid or unenforceable no other provisions will be affected.

11.5	Each Party shall pay the costs and expenses incurred by it in connection with the entering into and Closing of this Agreement, except for the costs of the notarial recording of this Agreement which should be borne by the Purchaser.

11.6	Any changes or amendments to this Agreement are valid only if made in writing.

Article 12

Entire agreement

Subject to the SPA, this Agreement and the documents referred to in it contain the entire agreement between the Parties relating to the transactions contemplated by this Agreement and supersede all previous agreements between the Parties relating to these transactions, including without limitation the Letter of Intent dated May 9, 2011.

Article 13

Governing law and jurisdiction

13.1	This Agreement shall be governed by and construed in accordance with the laws of Germany, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of Germany and that the laws of said state shall be applied in interpreting its provisions in all cases where legal interpretation shall be required.

13.2	In the event of any dispute between the Parties arising out of or relating to this Agreement, representatives of the Parties shall, within Ten (10) Business Days of service of a written notice from either Party to the other Party (the “Dispute Notice”), hold a meeting (the “Dispute Meeting”) in an effort to resolve the dispute, at a location to be jointly determined by such Parties. Each Party shall use all reasonable endeavours to send a representative who has authority to settle the dispute to attend the Dispute Meeting.

13.3	Any dispute which is not resolved within Twenty (20) Business Days after the service of a Dispute Notice, whether or not a Dispute Meeting has been held, shall, at the request of either Party made within Twenty (20) Business Days of the Dispute Notice being served, be referred to arbitration under the Rules of Arbitration of German Institution of Arbitration e.V. (Deutsche Institution für Schiedsgerichtsbarkeit e.V.) (the “Rules”) before three arbitrators, appointed in accordance with the Rules. The place of the arbitration shall be Frankfurt and the language of the arbitration shall be English. The Parties waive any right of application or appeal to any court, insofar as such waiver can validly be made.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF this Agreement has been signed by the Parties (or their duly authorized representatives) on the date stated at the beginning of this Agreement.

AVG Technologies CY Limited	TuneUp Software GmbH

/s/ Regina Engelstaedter	/s/ Matthias Hornberg
Name: Engelstaedter, Regina	Name: Matthias Hornberg
Title: by virtue of power of attorney dated August 15, 2011	Title: by virtue of power of attorney dated July 30, 2011